Exhibit 21.1

SUBSIDIARIES OF
BRIDGEPOINT EDUCATION, INC.
AS OF DECEMBER 31, 2017

JURISDICTION OF INCORPORATION OR ORGANIZATION
SUBSIDIARIES OF BRIDGEPOINT EDUCATION, INC.:
Ashford University, LLC	California
Bridgepoint Education Real Estate Holdings, LLC	Iowa
University of the Rockies, LLC	Colorado
Insource Shared Services, LLC	Delaware
Ed Tech Platform, LLC	Delaware
SUBSIDIARIES OF ASHFORD UNIVERSITY, LLC:
Center Leaf Partners, LLC	Iowa